SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: August 26, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Asia Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Richard Micchelli, Financial Writer
Email: ir@trinasolar.com	Phone : + (1) 646-454-4516
Email : richard.micchelli@ccgir.com

Trina Solar Signs Supplemental Agreement to the Long Term

Supply Agreement with GCL Silicon Technology

Changzhou, China – Aug. 25, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced that its subsidiary, Changzhou Trina Solar Energy Co., Ltd., has signed a supplemental agreement to the long-term polysilicon supply agreement with a subsidiary of GCL Silicon Technology Holdings Inc. (collectively, “GCL Silicon Technology”).

Together with the original supply agreement announced in April of this year, GCL Silicon Technology will supply Trina Solar with virgin polysilicon and wafers sufficient to produce approximately 4,825 MW of solar modules in aggregate over eight years. Delivery of polysilicon at predetermined prices started in April of 2008.

“This supplemental agreement greatly extends our advantage in securing high quality polysilicon feedstock at predetermined prices to support our long-term sales growth. Combined with our other long-term agreements and increased manufacturing efficiencies, we remain confident in our abilities to expand our margins in the long term as the cost of solar energy approaches grid parity levels,” said Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer.

“Further, the supplemental agreement’s inclusion of significant wafer quantities, starting in 2010, reflects a significant revision to our capacity expansion strategy, whereby future expansion will involve increased cell and module capacity additions relative to those for ingot and wafer. We believe that this flexible strategy will offer increased output of solar modules to achieve better market penetration under our increasingly recognized brand. This will also allow us to place our technology improvement emphasis on cell and module value areas to further strengthen our brand. For 2009, we intend to leverage on this dynamic strategy to efficiently extend our capacity growth to approximately 700MW for cell and module areas, while expanding ingot and wafer production capacities to approximately 500MW.”

“Trina Solar is an important strategic customer and we are encouraged by their progress made so far,” said Hunter Jiang, CEO of GCL Silicon Technology. “GCL Silicon Technology remains committed to expand its production capacity to meet the growing demand from customers such as Trina Solar.”

This supplemental supply agreement will further increase the Company’s raw material supplies and enhance its cost structure, and therefore strengthen its position as a leading global PV manufacturer. After signing this supplemental agreement and together with other polysilicon supply agreements, the Company has now secured approximately 95% of its estimated silicon feedstock requirements for 2008, an equivalent of approximately 204 MW based on a production target of 210 to 220 MW of module output. The Company has also secured sufficient feedstock through its long term contracts to produce approximately 380 MW of solar modules in 2009.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

About GCL Silicon Technology

GCL Silicon Technology Holdings Inc. (GCL Silicon Technology) supplies polysilicon and wafers to companies operating in the solar industry. The company currently operates a polysilicon production facility in Xuzhou, Jiangsu Province in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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